Form 10-K405, Exhibit 13
period 1996-12-31
SUIZA FOODS CORP
filed 1997-03-31
CIK 931336

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Suiza Foods is a leading manufacturer and distributor of fresh milk products, refrigerated ready-to-serve fruit drinks and coffee in Puerto Rico, fresh milk and related dairy products in Florida, California and Nevada, and packaged ice in Florida and the southwestern United States. The markets in which the Company operates tend to be relatively mature and do not offer opportunities for rapid internal growth. As a result of these dynamics, the Company's strategy has been to grow primarily through acquisitions and to realize economies of scale and operating efficiencies by eliminating duplicative manufacturing, distribution, purchasing and administrative operations.

RESULTS OF OPERATIONS

     On March 31, 1995, the Company was formed as a holding company for the operations of Suiza-Puerto Rico, Velda Farms and Reddy Ice. This combination (the "Merger") was accounted for using the pooling of interests method of accounting. The results of operations of Velda Farms are included only from April 10, 1994, the date which it was acquired in a purchase business combination. These transactions and other subsequent consolidating acquisitions made throughout the periods presented increased the Company's combined net sales from $341.1 million for the year ended December 31, 1994 to $520.9 million for the year ended December 31, 1996.

     The following table presents certain information concerning the Company's results of operations, including information presented as a percentage of net sales (dollars in thousands):

                                                        Year Ended December 31,
                                 --------------------------------------------------------------
                                        1996                 1995                 1994
                                 ------------------   -------------------   -------------------
                                  Dollars   Percent   Dollars     Percent   Dollars     Percent
                                 ---------  -------   -------     -------   -------     -------
NET SALES
  Dairy                          $ 468,132            $ 379,959             $ 293,407
  Ice                               52,784               50,507                47,701
                                 ---------   -----    ---------   ------    ---------   ------
  Net sales                        520,916   100.0%     430,466    100.0%     341,108    100.0%
  Cost of sales                    388,548    74.6      312,633     72.6      240,468     70.5
                                 ---------   -----    ---------   ------    ---------   ------
  Gross profit                     132,368    25.4      117,833     27.4      100,640     29.5


OPERATING EXPENSES
  Selling and distribution          70,709    13.6       64,289     14.9       54,248     15.9
  General and administrative        21,913     4.2       19,277      4.5       16,935      5.0
  Amortization of intangibles        4,624     0.9        3,703      0.9        3,697      1.1
                                 ---------   -----    ---------   ------    ---------   ------
  Total operating expenses          97,246    18.7       87,269     20.3       74,880     22.0


OPERATING INCOME
  Dairy                             27,769               23,285                17,122
  Ice                               11,022               10,116                 8,638
  Corporate office                  (3,669)              (2,837)                  -
                                 ---------   -----    ---------   ------    ---------   ------

  Operating income               $  35,122     6.7%   $  30,564      7.1%   $  25,760      7.6%
                                 ---------   -----    ---------   ------    ---------   ------
                                 ---------   -----    ---------   ------    ---------   ------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     NET SALES. The Company's net sales increased 21.0% to $520.9 million in 1996 from $430.5 million in 1995. Net sales for the Company's dairy operations increased by 23.2% to $468.1 million in 1996 when compared to 1995, primarily due to (i) the acquisition of Garrido in July 1996, Swiss Dairy in September 1996 and Model Dairy in December 1996, which collectively reported net sales of $61.1 million during 1996 for periods subsequent to their respective acquisition dates and (ii) an increase in prices charged for milk to recoup increases in raw milk costs in the U.S. dairy operations. Net sales for the Company's ice operations increased by 4.5% to $52.8 million in 1996 when compared to 1995 due to the addition of new customers and the acquisition of eleven small ice businesses during 1996.

     COST OF SALES. The Company's cost of sales margin was 74.6% for 1996 compared to 72.6% for the same period in 1995. Cost of sales margins for the Company's dairy operations increased primarily due to higher raw milk costs. Cost of sales margins for the Company's ice operations decreased, reflecting additional efficiencies realized from acquired businesses and increased volumes when compared to the same periods over last year. The Company's overall cost of sales margin increased due to a higher ratio of dairy operations to the total.

     OPERATING EXPENSES. The Company's operating expense ratio was 18.7% in 1996 compared to 20.3% in 1995. Operating expense increases were experienced in both dairy and ice as the result of acquisitions. The operating expense margin decreased in the year-to-year comparison because of (i) increased dairy net sales due to higher milk costs (which had little impact on operating expense levels) and (ii) the addition of Garrido, Swiss Dairy and Model Dairy during 1996, which had lower operating expense margins than the other operations.

     OPERATING INCOME. The Company's operating income in 1996 was $35.1 million, an increase of 14.9% from operating income in 1995 of $30.6 million. The Company's operating income margin decreased to 6.7% in 1996 from 7.1% in 1995 due primarily to the effect of higher milk costs and increased dairy influence in the Company's mix of business. The Company's ice business has higher operating income margins than the Company's dairy business.

     OTHER (INCOME) EXPENSE. Interest expense declined to $17.5 million during 1996 from $19.9 million during 1995. The reduction in interest expense resulted from a decrease in interest rates from the repayment of certain subordinated notes in April 1996 and lower average debt levels resulting primarily from equity issuances during 1996. The Company incurred $8.8 million in non-recurring expenses on March 31, 1995 related to the Merger and $1.4 million in non-recurring costs during the second quarter of 1995 related to several uncompleted acquisitions and to an uncompleted debt offering compared to $0.6 million in merger and other costs in 1996. Other income rose to $4.0 million in 1996 from $0.5 million in 1995 primarily as a result of $3.4 million realized during the third quarter of 1996 from the sale of tax credits associated with the Company's Puerto Rico operations. See "--Tax Benefits."

     EXTRAORDINARY ITEM. During 1996, the Company incurred $2.2 million in extraordinary costs (net of a $0.9 million tax benefit) as a result of the early extinguishment of debt from the net cash proceeds of the Company's initial public offering. These costs included $1.3 million for the write-off of deferred financing costs and $1.8 million in prepayment penalties. During 1995, the Company incurred $8.5 million in extraordinary costs (net of $0.7 million tax benefit) to refinance the Company's debt in conjunction with the Merger, which included the write-off of deferred financing costs and certain prepayment penalties.

     NET INCOME (LOSS). The Company reported net income of $25.7 million in 1996 compared to a loss of $10.0 million for 1995. The 1996 net income improved due to: (i) improved results of operations resulting primarily from several acquisitions consummated during 1996; (ii) one-time gains from the recognition of tax credits in Puerto Rico; and (iii) reduced interest expense. The 1995 loss resulted primarily from approximately $9.6 million in one-time non-operating charges (net of related income tax benefits) as a result of the Merger and uncompleted acquisitions and the $8.5 million extraordinary loss on early extinguishment of debt mentioned above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     NET SALES. The Company's net sales increased 26.2% to $430.5 million in 1995 from $341.1 million in 1994. Net sales for the Company's dairy operations increased 29.5%, or $86.6 million, primarily due to (i) the acquisition of Velda Farms in April 1994, (ii) the acquisition of Mayaguez Dairy in June 1994, and (iii) the acquisition of Flav-O-Rich in November 1994. Net sales for the Company's ice operations increased 5.9%, or $2.8 million. Unit volumes of ice increased 5.2% from the addition of new customers and from four small acquisitions made during 1995. During the pre-acquisition periods during 1994, Velda Farms, Mayaguez Dairy and Flav-O-Rich reported sales of $38.3 million, $8.5 million and $32.7 million, respectively.

     COST OF SALES. The cost of sales margin for the dairy business substantially exceeds that of its ice business because of higher raw material cost for dairy products compared to ice. The Company's cost of sales increased $72.2 million, resulting in an increase in the cost of sales margin to 72.6% in 1995 from 70.5% in 1994. The increase in cost of sales was due to
(i) the inclusion of the operating results of Velda Farms, Flav-O-Rich and Mayaguez Dairy for the full year of 1995, (ii) an increase in dairy cost of sales of $1.3 million due to higher plastic resin costs and $4.7 million in higher milk costs, and (iii) an increase of $0.9 million in plastic bag costs in the ice business. Velda Farms, Flav-O-Rich and Mayaguez Dairy reported an aggregate of $62.7 million in cost of sales for their respective pre-acquisition periods in 1994.

     OPERATING EXPENSES. The Company's operating expenses increased $12.4 million in 1995, while the operating expense margin decreased to 20.3% in 1995 from 22.0% in 1994. The operating expense increase was due to the inclusion of a full year of operating expenses of Velda Farms, Flav-O-Rich and Mayaguez Dairy, which reported aggregate operating expenses of $16.3 million for their respective pre-acquisition periods in 1994. The operating expense margin declined primarily because the ice business, which has higher operating expense margins than the dairy business, became a smaller component of the Company.

     OPERATING INCOME. The Company's operating income increased 18.6% to $30.6 million in 1995 from $25.8 million in 1994 primarily as a result of the dairy acquisitions discussed above. The Company's operating income margin decreased from 7.6% in 1994 to 7.1% in 1995 primarily due to an increased proportion of net sales attributable to its dairy business.

     OTHER (INCOME) EXPENSE. Interest expense rose to $19.9 million in 1995 from $19.3 million in 1994 primarily due to the additional indebtedness incurred to finance the dairy acquisitions. The Company incurred $8.8 million in non-recurring expenses in 1995 related to the Merger and $1.4 million related to negotiation and due diligence in connection with uncompleted acquisitions and an uncompleted debt offering. The Company incurred $1.7 million in non-recurring costs in 1994 related to the Merger and to an uncompleted initial public offering.

     EXTRAORDINARY ITEMS. The Company incurred $8.5 million in extraordinary costs (net of a $0.7 million tax benefit) in 1995 to refinance the Company's debt in conjunction with the Merger, which costs included the write-off of deferred financing costs and certain prepayment penalties. The Company incurred $0.2 million in extraordinary costs in 1994 for the early retirement of debt related to its ice business.

     NET INCOME (LOSS). The Company reported a net loss of $10.0 million in 1995 compared to net income of $4.0 million in 1994. The primary causes of the 1995 net loss were $10.2 million in non-recurring merger and other costs and $8.5 million in extraordinary losses from the early retirement of debt. The Company incurred a $2.5 million income tax expense in 1995 on pre-tax income of $0.9 million due to the non-deductibility of certain non-recurring merger costs.

SEASONALITY

     The Company's ice business is seasonal with peak demand for its products occurring during the second and third calendar quarters. In 1995 and 1996, the Company recorded an average of approximately 70% of its annual net sales of ice during these two quarters. While this percentage for the second and third quarters has remained relatively constant over recent years, the timing of the hottest summer weather can impact the distribution of sales between these two quarters. Because the Company's results of operations for its ice business depend significantly on sales generated during its peak season, adverse weather during this season (such as an unusually mild or rainy period) could have a disproportionate impact on the Company's results of operations for the full year. Management believes, however, that the geographic diversity of its ice business helps mitigate the potential for a significant impact from such adverse weather conditions.

     The Company's dairy operations are not subject to large seasonal sales fluctuations. The Company sells milk to schools, most of which are closed during the summer months. Approximately 6.1% of the Company's dairy sales were made to schools during 1996. In addition, the Company has traditionally experienced slight shortages in its milk supply in Puerto Rico during the months of September and October each year. Management estimates that these shortages reduce dairy sales by less than 2% during these months.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1996, the Company had total stockholders' equity of $93.5 million and total indebtedness of $239.6 million (including long-term debt and the current portion of long-term debt). The Company is currently in compliance with all covenants and financial ratios contained in its debt agreements.

     CASH FLOW. The working capital needs of the Company historically have been met with cash flow from operations along with borrowings under revolving credit facilities. Net cash provided by operating activities was $23.6 million for 1996 and $23.0 million for 1995. Investing activities in 1996 included $14.0 million in capital expenditures, of which $10.3 million was spent on the Company's dairy operations and $3.7 million was spent on its ice operations. Investing activities also included net cash paid of $111.4 million for the acquisition of 13 small companies and the acquisitions of Garrido, Swiss Dairy and Model Dairy. Financing activities for 1996 included two equity offerings, the proceeds of which were used to repay existing debt, and new borrowings to finance several acquisitions.

     In April 1996, the Company completed an initial public offering (the "IPO") of its Common Stock, $0.01 par value per share ("Common Stock"), which provided net proceeds to the Company of $48.6 million. Of this amount, $4.6 million was used to repay amounts outstanding under the revolving credit portion of the Senior Credit Facility (as defined herein), an aggregate of $26.5 million was used to repay current and long-term maturities under the term portion of the Senior Credit Facility, $15.7 million was used to repay the Company's 15% Subordinated Notes and $1.8 million was used to pay prepayment penalties related to the early extinguishment of the 15% Subordinated Notes. In addition to the $1.8 million prepayment penalty, the Company expensed approximately $1.3 million to write off previously incurred deferred financing costs related to the indebtedness repaid. The expenses were recognized as an extraordinary loss on the early extinguishment of debt, which, net of income tax benefit, was approximately $2.2 million.

     In July 1996, the Company purchased the stock of Garrido, a Puerto Rico processor and distributor of coffee and coffee-related products, for approximately $35.8 million, plus future performance-based payments of up to an additional $5.5 million. Funding for this purchase was provided through an amendment to the Company's existing Senior Credit Facility.

     In August 1996, the Company completed the Private Placement of 625,000 shares of Common Stock for net proceeds of $9.7 million. The net proceeds from this sale were used to retire outstanding indebtedness under the revolving credit portion of the Senior Credit Facility.

     In September 1996, the Company purchased the assets of Swiss Dairy, a regional dairy based in Riverside, California, for approximately $55.1 million. Funding for this purchase was provided primarily from borrowings under the Company's new $90.0 million acquisition facility of the Senior Credit Facility.

     In September 1996, the Company sold certain tax credits generated pursuant to provisions of the Puerto Rico Agricultural Tax Incentives Act of 1995 for net proceeds of $3.4 million, before provision for income taxes. Management used the net proceeds from this sale to repay amounts outstanding under the acquisition facility of the Senior Credit Facility.

     In December 1996, the Company acquired the assets of Model Dairy based in Reno, Nevada, for approximately $27.0 million. The purchase price for this acquisition was funded through additional borrowing under the acquisition facility of the Senior Credit Facility.

FUTURE CAPITAL REQUIREMENTS

     On January 28, 1997, the Company sold 4,270,000 shares of Common Stock, $.01 par value per share, in a public offering at a price to the public of $22.00 per share (the "Secondary Offering"). Following this offering, the Company had 15,011,729 shares of common stock issued and outstanding. The Secondary Offering provided net cash proceeds to the Company of approximately $89.0 million. Of this amount, $36.0 million was used to repay the remaining Subordinated Notes and $4.3 million was used to pay prepayment penalties related to the early extinguishment of the Subordinated Notes. The remainder of the net proceeds were used to repay a portion of the outstanding balance of the acquisition facility of the Company's Senior Credit Facility. The Company also will expense approximately $1.0 million to write off previously incurred deferred financing costs related to the indebtedness repaid with the proceeds of the Secondary Offering. The extraordinary loss net of applicable tax benefit, to be recorded in the first quarter of 1997 will be $3.3 million.

     Management expects that cash flow from operations along with additional borrowings under existing and future credit facilities will be sufficient to meet the Company's requirements for the remainder of 1997 and for the foreseeable future. In the future, the Company intends to pursue additional acquisitions in its existing regional markets and to seek acquisition opportunities that are compatible with its core businesses. There can be no assurance, however, that the Company will have sufficient available capital resources to realize its acquisition and consolidation strategy.

     CURRENT DEBT OBLIGATIONS. In March 1997, the Company amended its existing $250 million credit facilities with a group of lenders, including First Union National Bank of North Carolina, as agent, and The First National Bank of Chicago, as syndication agent, which provide for an aggregate senior credit facility (the "Senior Credit Facility") of

$300.0 million comprised of: (i) a $150.0 million term loan; (ii) a $50.0 million revolving credit facility; and (iii) a $100.0 million acquisition facility. Under the terms of the Senior Credit Facility, the term loan will be amortized over six years beginning March 31, 1997 and the revolving credit facility expires on March 31, 2001. Any amounts drawn under the acquisition facility that are outstanding on March 31, 1999 will be amortized in sixteen quarterly installments commencing June 30, 1999. Amounts outstanding under the Senior Credit Facility will bear interest at a rate per annum equal to one of the following rates, at the Company's option: (i) the sum of a base rate equal to the higher of the Federal Funds rate plus 1/2% or First Union National Bank of North Carolina's prime commercial lending rate, plus a margin that varies from 0 to 25 basis points depending on the Company's ratio of defined indebtedness to EBITDA (as defined in the Senior Credit Facility); or (ii) The London Interbank Offering Rate ("LIBOR") plus a margin that varies from 75 to 150 basis points depending on the Company's ratio of defined indebtedness to EBITDA. The Company will pay a commitment fee on unused amounts of the revolving facility and the acquisition facility that ranges from 20 to 37.5 basis points, based on the Company's ratio of defined indebtedness to EBITDA.

     As of January 31, 1997, following the Secondary Offering, the Company had approximately $157.4 million of indebtedness outstanding under the Senior Credit Facility. The Company may prepay loans outstanding under the Senior Credit Facility at any time in increments of $100,000 or, in the case of a LIBOR loan, $1.0 million (subject to a $500,000 minimum or, in the case of a LIBOR loan, a $2.0 million minimum), in whole or in part, without penalty. In addition, the Senior Credit Facility requires mandatory prepayments, subject to certain limitations, from the defined net proceeds of certain casualty events, certain sales of assets, equity issuances and from excess cash flow.

     The Company's Senior Credit Facility requires the Company to comply with the following financial covenants at all times: (i) the leverage ratio (defined as the ratio of aggregate debt to EBITDA) will not exceed 3.50 to 1;
(ii) net worth will not be less than $135.0 million after March 31, 1997, plus 50% of net income for each quarter commencing on or after April 1, 1997, plus certain additional amounts as a result of public or private offerings of Common Stock by the Company; (iii) the fixed charges ratio will not be less than 1.20 to 1; and (iv) the interest coverage ratio will not be less than
3.00 to 1.

     Without lender consent, the Senior Credit Facility also: (i) prohibits the payment of cash dividends; (ii) prohibits capital expenditures in excess of specified amounts; (iii) prohibits acquisitions exceeding $30.0 million in a single transaction and limits the use of the revolving credit facility to fund acquisitions not exceeding $1.0 million in a single transaction or $5.0 million in the aggregate for any year; (iv) limits the incurrence of additional debt; and (v) limits transactions with affiliates.

     The Company has pledged all the capital stock of its subsidiaries (except for 35% of the capital stock of Garrido) to secure the Senior Credit Facility. Each of the Company's subsidiaries (other than Garrido) has guaranteed, and pledged substantially all its assets and the proceeds therefrom, to secure the indebtedness under the term loans, revolving facility and/or the acquisition facility of the Senior Credit Facility. A default with respect to any loan under the Senior Credit Facility is a default with respect to all other loans under the Senior Credit Facility. The Senior Credit Facility includes various events of default customary for similar senior credit facilities, including defaults resulting from nonpayment of principal when due, nonpayment of interest and fees, material misrepresentations, default in the performance of any covenant and the expiration of any applicable grace period, bankruptcy or insolvency, certain judgments and a change in control of the Company (including certain changes in the board of directors and certain acquisitions of Common Stock by third parties).

     The Company has five interest rate derivative agreements currently in place, which have been designated as hedges against the Company's variable interest rate exposure on its loans under the Senior Credit Facility. The first agreement, which has a notional amount of $14.0 million, matures in May 1997 and caps interest on LIBOR loans at 7.5%, plus the applicable LIBOR margin. The second and third agreements, which each have a notional amount of $27.5 million and mature in June 1998, fix the interest rate on LIBOR loans at 6.0%, plus the applicable LIBOR margin. The fourth and fifth agreements, which each have a notional amount of $25.0 million and mature in December 1997, fix the interest rate on LIBOR loans at 6.01%, plus the applicable LIBOR margin. These derivative agreements provide hedges for the term loans and the acquisition facility under the Senior Credit Facility by limiting or fixing the LIBOR loan rates on the amounts stated in the agreements until the indicated expiration dates. The original costs and premiums of these derivative agreements are being amortized on a straight-line basis as a component of interest expense. There was no material income or expense attributable to the amortization or periodic settlements of the derivative agreements in 1995 or 1996.

TAX BENEFITS

     Management believes that the Company's effective tax rate will range from 25% to 35% for the next several years. The Company's effective tax rate is significantly affected by various tax advantages applicable to the Company's Puerto Rico based operations. Any additional acquisitions could affect this effective tax rate.

     The Company's Puerto Rico fruit drink and plastic bottle operations are 90% exempt from Puerto Rico income and property taxes. These operations are also 60% exempt from Puerto Rico municipal taxes. These exemptions were granted through ten-year exemption decrees issued pursuant to the Puerto Rico Tax Incentives Act. The decrees have eight and six years remaining for the fruit drink and plastic bottle entities, respectively. These types of grants are typically renewable beyond their initial ten-year terms at reduced rates of exemption. The Company's Puerto Rico dairy and coffee processing, sales and distribution operations are 90% exempt from Puerto Rico income taxes and 100% exempt from property, municipal, certain excise and other taxes and fees pursuant to the Puerto Rico Agricultural Tax Incentives Act of 1995. Dividends to the Company from Suiza-Puerto Rico will generally be subject to a 10 percent "tollgate" tax in Puerto Rico.

     The Company currently is able to maintain the tax benefits from its dairy, fruit drink and plastic bottle operations described above through U.S. tax credits specified under Section 936 of the U.S. Internal Revenue Code of 1986, as amended. The Section 936 credit eliminates or reduces United States income taxes for U.S. corporations on certain income derived from Puerto Rico and is available to certain domestic corporations that earn 80% or more of their gross income from sources within Puerto Rico and earn 75% or more of their gross income from the active conduct of a trade or business in Puerto Rico over a three-year period (or such shorter period as may be applicable). Management believes that each of the operating subsidiaries based in Puerto Rico (except Garrido) satisfy these conditions. In the Revenue Reconciliation Act of 1993, Congress imposed certain limitations on the availability of the
Section 936 credit. Pursuant to these limitations, the Section 936 credit for each eligible corporation generally cannot exceed the sum of 60% of certain wage and fringe benefit expenses and a portion of depreciation allowances for a taxable year or, if elected, a reduced credit computed without regard to these economic activity limitations.

     The Puerto Rico Agricultural Tax Incentives Act of 1995 provides a 50% tax credit for certain "eligible investments" in qualified agricultural businesses in Puerto Rico. These credits may be transferred to other taxpaying entities. During 1996, the Company made investments in its Puerto Rico dairy, fruit, plastics and coffee operations, all of which have been certified as qualified agricultural businesses in Puerto Rico. The Company believes that it has met the eligible investment criteria of this act related to its investment in its Puerto Rico dairy operations. During 1996, the Company recognized $15.75 million in tax credits related to this qualifying investment. In September 1996, the Company sold $4.0 million of these tax credits to third parties, resulting in net proceeds of $3.4 million before provision for income taxes, and recognized a deferred tax asset for the remainder of the tax credit in the amount of $11.75 million. The Company is currently investigating whether its investment in its Puerto Rico fruit, plastics and coffee operations will qualify for additional credits. If the Company qualifies for such credits, there can be no assurances as to the amounts or timing of any benefits that the Company may realize or whether there will be opportunities for further sales of these credits to third parties.

     The Small Business Job Protection Act of 1996 (the "Job Protection Act") eliminated the Section 936 credit for corporations other than "existing credit claimants." As an existing credit claimant, the Company's Puerto Rico-based dairy, fruit drink and plastic bottle operations will continue to realize the benefits of Section 936 through December 31, 2005, the year in which Section 936 will be eliminated. However, for tax years beginning after December 31, 2001 and before January 1, 2006, the total amount of the Company's Puerto Rico income that is eligible to be offset by the 936 credit cannot exceed the "base period income" of the Company as determined under the Job Protection Act. This limitation may reduce the amount of credits otherwise available to the Company.

OUTLOOK AND UNCERTAINTIES

     Certain information in this Annual Report may contain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statments concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations or any of its forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Company's forward-looking statements. The Company's future financial condition and results, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including, without limitation, potential limitations on the Company's ability to pursue its acquisition strategy, significant competition, limitations arising from the Company's substantial indebtedness, government regulation, seasonality and dependence on key management. Additional information concerning these and other risk factors is contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, a copy of which may be obtained from the Company upon request.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1996 AND 1995

ASSETS                                              1996         1995
                                                 ---------    ---------
                                                      (In thousands)

CURRENT ASSETS:
  Cash and cash equivalents                      $   8,951    $   3,177
  Accounts receivable                               50,608       31,045
  Inventories                                       19,228       11,346
  Prepaid expenses and other current assets          2,754        1,380
  Refundable income taxes                            2,312
  Deferred income taxes                              3,672        1,448
                                                 ---------    ---------

  Total current assets                              87,525       48,396

PROPERTY, PLANT AND EQUIPMENT                      123,260       92,715
DEFERRED INCOME TAXES                                8,524
INTANGIBLE AND OTHER ASSETS                        164,839       91,411
                                                 ---------    ---------

TOTAL                                            $ 384,148    $ 232,522
                                                 ---------    ---------
                                                 ---------    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses          $  46,664    $  31,957
  Income taxes payable                               1,105        2,415
  Current portion of long-term debt                 12,876       15,578
                                                 ---------    ---------

  Total current liabilities                         60,645       49,950


LONG-TERM DEBT                                     226,693      171,745
DEFERRED INCOME TAXES                                3,278        1,367
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock
  Common stock, 10,741,729 and 6,313,479 shares
   issued and outstanding                              107           63
  Additional paid-in capital                        89,337       31,023
  Retained earnings (deficit)                        4,088      (21,626)
                                                 ---------    ---------

Total stockholders' equity                          93,532        9,460
                                                 ---------    ---------

TOTAL                                            $ 384,148    $ 232,522
                                                 ---------    ---------
                                                 ---------    ---------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                1996        1995        1994
                                             ---------   ---------   ---------
                                                   (DOLLARS IN THOUSANDS
                                                     EXCEPT SHARE DATA)

NET SALES                                    $ 520,916   $ 430,466   $ 341,108
COST OF SALES                                  388,548     312,633     240,468
                                             ---------   ---------   ---------
GROSS PROFIT                                   132,368     117,833     100,640
OPERATING COSTS AND EXPENSES:
  Selling and distribution                      70,709      64,289      54,248
  General and administrative                    21,913      19,277      16,935
  Amortization of intangibles                    4,624       3,703       3,697
                                             ---------   ---------   ---------
  Total operating costs and expenses            97,246      87,269      74,880
                                             ---------   ---------   ---------
INCOME FROM OPERATIONS                          35,122      30,564      25,760
OTHER (INCOME) EXPENSE:
  Interest expense, net                         17,470      19,921      19,279
  Merger and other costs                           571      10,238       1,660
  Other income, net                             (4,012)       (469)       (268)
                                             ---------   ---------   ---------
  Total other (income) expense                  14,029      29,690      20,671
                                             ---------   ---------   ---------
INCOME BEFORE INCOME TAXES AND
 EXTRAORDINARY LOSS                             21,093         874       5,089
INCOME TAXES (BENEFIT)                          (6,836)      2,450         844
                                             ---------   ---------   ---------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS         27,929      (1,576)      4,245
EXTRAORDINARY LOSS FROM EARLY
 EXTINGUISHMENT OF DEBT                          2,215       8,462         197
                                             ---------   ---------   ---------
NET INCOME (LOSS)                            $  25,714   $(10,038)   $   4,048
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------
NET EARNINGS (LOSS) PER SHARE:
  Income (loss) before extraordinary loss    $    2.81   $   (0.26)  $    0.69
  Extraordinary loss                             (0.22)      (1.38)      (0.03)
                                             ---------   ---------   ---------
  Net income (loss)                          $    2.59   $   (1.64)  $    0.66
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------
WEIGHTED AVERAGE SHARES OUTSTANDING          9,921,822   6,109,398   6,156,387
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                  Additional         Retained
                                  Common Stock      Paid-In          Earnings
                                Shares    Amount    Capital Warrants (Deficit)    Total
                             -----------------------------------------------------------
                                                (DOLLARS IN THOUSANDS)
BALANCE,
JANUARY 1, 1994                  67,708   $ 1       $15,217   $523   $(15,579)   $   162
  Issuance of common stock       11,960               5,677                        5,677
  Increase in market
   value of warrants                                            57        (57)         -
  Net income                                                            4,048      4,048
                             -----------------------------------------------------------
BALANCE,
DECEMBER 31, 1994                79,668     1        20,894    580    (11,588)     9,887
  Issuance of common stock       11,832               5,080   (580)                4,500
  Capital contribution
   (Note 11)                                          5,111                        5,111
  Net loss                                                            (10,038)   (10,038)
  69 for 1 stock split
   (Note 11)                  6,221,979    62           (62)                           -
                             -----------------------------------------------------------
BALANCE,
DECEMBER 31, 1995             6,313,479    63        31,023      -    (21,626)     9,460
  Issuance of common stock    4,428,250    44        58,314                       58,358
  Net income                                                           25,714     25,714
                             -----------------------------------------------------------
BALANCE,
DECEMBER 31, 1996            10,741,729   $107     $89,337    $  -   $  4,088   $ 93,532
                             -----------------------------------------------------------
                             -----------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended DECEMBER 31, 1996, 1995 and 1994

                                                                             1996         1995       1994
                                                                          ----------  ----------  ----------
                                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                       $  25,714   $ (10,038)  $   4,048
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation                                                              9,930       9,258       8,244
    Amortization of intangible assets, including
      deferred financing costs                                                5,458       4,686       4,876
    Gain on the sale of assets                                                  (21)       (265)       (177)
    Extraordinary loss from early extinguishment of debt                      2,215       8,462         197
    Merger and other nonrecurring costs                                         571      10,238       1,660
    Noncash and imputed interest                                                236       1,087         483
    Minority interests                                                                      101         556
    Deferred income taxes                                                    (8,895)       (414)        333
    Changes in operating assets and liabilities:
      Accounts receivable                                                    (5,187)     (1,881)       (108)
      Inventories                                                            (3,346)       (599)        (73)
      Prepaid expenses and other assets                                        (163)      1,007        (222)
      Refundable income taxes                                                (2,312)
      Accounts payable and accrued expenses                                     967         716       4,862
      Income tax payable                                                     (1,575)        649         254
                                                                          ---------   ---------   ---------
      Net cash provided by operating activities                              23,592      23,007      24,933
                                                                          ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property, plant and equipment                              (14,022)    (10,392)     (4,784)
    Proceeds from sale of property, plant and equipment                         500         691         245
    Purchases of investments and other assets                                                        (1,608)
    Cash outflows for acquisitions                                         (111,380)     (2,425)    (61,357)
                                                                          ---------   ---------   ---------
      Net cash used in investing activities                                (124,902)    (12,126)    (67,504)
                                                                          ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from the issuance of debt                                      110,550     154,505      67,585
    Repayment of debt                                                       (58,304)   (154,387)    (30,906)
    Payments of deferred financing, debt restructuring and merger costs      (3,520)     (8,972)     (1,660)
    Issuance of common stock, net of expenses                                58,358       4,087       5,677
    Purchase of subsidiary preferred stock and minority interests                        (8,332)        (61)
                                                                          ---------   ---------   ---------
      Net cash provided by (used in) financing activities                   107,084     (13,099)     40,635
                                                                          ---------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              5,774      (2,218)     (1,936)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                3,177       5,395       7,331
                                                                          ---------   ---------   ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $   8,951   $   3,177   $   5,395
                                                                          ---------   ---------   ---------
                                                                          ---------   ---------   ---------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS. Suiza Foods Corporation (the "Company" or "Suiza Foods") is a manufacturer and distributor of fresh milk products, refrigerated ready-to-serve fruit drinks and coffee in Puerto Rico; fresh milk and related dairy products in Florida, California and Nevada; and packaged ice in Florida and the southwestern United States.

     On March 31, 1995, the Company became the holding company for the operations of Suiza Holdings, L.P. and subsidiaries; Velda Holdings, L.P.; Velda Holdings, Inc. and subsidiaries; and Reddy Ice Corporation (collectively, the "Combined Entities") through the issuance of 6,313,479 shares of its common stock in exchange for all of the outstanding equity interests of the Combined Entities. The Company accounted for this combination using the pooling of interests method of accounting, whereby the assets acquired and liabilities assumed are reflected in the consolidated financial statements of the Company at the historical amounts of the Combined Entities, which, in the case of Velda Farms, only includes the results of operations from April 10, 1994, the date it was acquired in a purchase business combination.

     The Company and its subsidiaries provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluations of their customers and maintain allowances for potential credit losses based on historical experience. The preparation of financial statements requires the use of significant estimates and assumptions by management; actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to current year presentation.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company; its U.S. operating subsidiaries, Velda Farms, Inc. ("Velda Farms"), Swiss Dairy Corporation ("Swiss Dairy"), Model Dairy, Inc. ("Model Dairy") and Reddy Ice Corporation ("Reddy Ice"); and its Puerto Rico operating subsidiaries, Suiza Dairy Corporation ("Suiza Dairy"), Suiza Fruit Corporation ("Suiza Fruit"), Neva Plastics Manufacturing Corp. ("Neva Plastics") and Garrido & Compania ("Garrido") (collectively, "Suiza-Puerto Rico"). All significant intercompany balances and transactions are eliminated in consolidation.

     INVENTORIES. Pasteurized and raw milk inventories are stated at the lower of average cost or market. Raw materials, spare parts and supplies, and merchandise for resale inventories are stated at the lower of cost, using the first-in, first-out ("FIFO") method, or market. Manufactured finished goods inventories are stated at the lower of average production cost or market. Production costs include raw materials, direct labor and indirect production and overhead costs.

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, as follows:

ASSET                              USEFUL LIFE

Buildings and improvements         Ten to 40 years

Machinery and equipment            Five to 20 years

Motor vehicles                     Five to 15 years

Furniture and fixtures             Three to ten years

Capitalized lease assets are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

     INTANGIBLE ASSETS. Intangible assets include the following intangibles which are amortized over their related useful lives:

INTANGIBLE ASSET                     USEFUL LIFE

Goodwill                             Straight-line method over 20 to 40 years

Identifiable intangible assets:

  Customer list                      Straight-line method over seven to ten years

  Trademarks/trade names             Straight-line method over 30 years

  Noncompetition agreements          Straight-line method over the terms of the agreements

Deferred financing costs             Interest method over the terms of the related debt (ranging from seven to 11 years)

Organization costs                   Straight-line method over five years

     The Company periodically assesses the net realizable value of its intangible assets, as well as all other assets, by comparing the expected future net operating cash flows, undiscounted and without interest charges, to the carrying amount of the underlying assets. The Company would evaluate a potential impairment if the recorded value of these assets exceeded the associated future net operating cash flows. Any potential impairment loss would be measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value of assets would be measured by market value, if an active market exists, or by a forecast of expected future net operating cash flows, discounted at a rate commensurate with the risk involved.

     INTEREST RATE AGREEMENTS. Interest rate swaps, caps and floors are entered into as a hedge against interest exposure of variable rate debt. Differences between amounts to be paid or received on these interest rate agreements designated as hedges are included in interest expense as payments are made or received. Gains or losses on other agreements not designated as hedges are included in income as incurred. Amounts paid to acquire interest rate caps and amounts received for interest rate floors are amortized as an adjustment to interest expense over the life of the related agreement.

     REVENUE. Revenue is recognized when the product is shipped to the customer.

     INCOME TAXES. Since March 31, 1995, the Company's U.S. operating subsidiaries have been included in the consolidated tax return of the Company. The Company's Suiza Dairy, Suiza Fruit and Neva Plastics subsidiaries are organized as Delaware companies and are required to file separate U.S. and Puerto Rico income tax returns; however, since their operations are in Puerto Rico, they are eligible for Section 936 tax credits which may reduce or eliminate U.S. income taxes due. Garrido is organized under the laws of the Commonwealth of Puerto Rico and is only required to file a separate tax return in Puerto Rico.

     Effective January 1, 1996, substantially all of the Company's Puerto Rico operations are 90% exempt from Puerto Rico income taxes and 100% exempt from property, municipal, certain excise and other taxes, and fees pursuant to the Puerto Rico Agricultural Tax Incentives Act of 1995. Prior to this date, only the Company's Suiza Fruit and Neva Plastics subsidiaries had similar exemptions through separate tax grants in Puerto Rico. These operations are, however, subject to a 10% withholding tax on distributions from Puerto Rico to the United States.

     Prior to March 31, 1995, the Combined Entities were separate taxpayers and income taxes were provided for in the financial statements, where applicable, based on each company's separate income tax return and tax status. As a result, since certain of Suiza-Puerto Rico's operations were organized as a partnership and Reddy Ice's operations were organized as a small business corporation under Subchapter S, no income taxes were provided in the financial statements. However, had these operations been subject to corporate income taxes, available net operating losses would have been sufficient to eliminate any corporate income taxes due.

     Deferred income taxes are provided for temporary differences in the financial statement and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carryforwards, are evaluated based on the guidelines for realization and may be reduced by a valuation allowance.

     CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

     EARNINGS (LOSS) PER SHARE. The Company computes earnings per share based on the weighted average number of common shares outstanding during the year, as adjusted for the stock split (Note 11), including common equivalent shares, when dilutive.

2.   ACQUISITIONS

     In April 1994, the Company acquired all of the outstanding common stock of Velda Farms, Inc., a wholly owned subsidiary of The Morningstar Group, Inc. The total purchase price, including related acquisition and financing costs, was approximately $54.8 million, which was funded with the net proceeds from the issuance of common stock, the proceeds from the issuance of subordinated notes, term loan and revolving credit facility advances, and preferred stock issued to the seller. In connection with the refinancing of debt at the date of the combination, the term loan, revolving credit facility advances and preferred stock were repaid.

     In June 1994, the Company acquired Mayaguez Dairy, Inc. for a total purchase price, including costs and expenses, of approximately $7.6 million, which was funded primarily by additional term loan borrowings of $7.0 million.

     In November 1994, the Company acquired all of the net assets of the Florida Division of Flav-O-Rich, Inc. The total purchase price, including related acquisition and financing costs, was approximately $5.9 million, which was funded with revolving credit agreement borrowings, along with a subordinated note payable to the seller and an amount payable to the seller upon the final purchase price settlement, which was paid subsequent to year-end.

     In July 1996, the Company acquired all of the outstanding common stock of Garrido for approximately $35.8 million, including related acquisition and financing costs, which was funded primarily by additional term loan borrowings under the

Senior Credit Facility. In connection with this acquisition, the purchase agreement requires the payment of a contingent purchase price of up to $5.5 million based on the future performance of this operation, which will be accounted for as an adjustment to the purchase price when this contingency is resolved should a payment of all or a portion of this contingent purchase price be required. In addition, as a result of the adoption of the Puerto Rico Agricultural Tax Incentives Act of 1995, as discussed in more detail in
Note 10, the Company may be eligible for tax credits on a portion of its investment in Garrido of between $6.2 million and $8.8 million, which are dependent on the receipt of a favorable ruling on the availability of such tax credits from the Treasury Department in Puerto Rico. Should a favorable ruling on these tax credits be received, the Company will account for these tax benefits as an adjustment of the purchase price, which would result in a reduction of goodwill.

     In September 1996, the Company acquired all of the net assets of Swiss Dairy for approximately $55.1 million, including related acquisition costs, which was funded primarily by borrowings under the revolving credit and acquisition facilities of the Senior Credit Facility.

     In December 1996, the Company acquired all of the net assets of Model Dairy, along with certain assets held by affiliates of the seller, for approximately $27.0 million, including related acquisition costs, which was funded primarily by borrowings under the acquisition facility of the Senior Credit Facility.

     In addition to the above acquisitions, during 1996, 1995 and 1994, the Company acquired certain net assets of and entered into noncompetition arrangements with 18 separate ice companies and two dairies for cash, including costs and expenses, of approximately $8.4 million in 1996, $2.4 million in 1995 and $.3 million in 1994, along with the issuance of notes payable to the sellers of approximately $.2 million in 1996, $.1 million in 1995 and $.4 million in 1994, all of which were funded by Senior Credit Facility borrowings.

     The above acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, only the results of operations of the acquired companies subsequent to their respective acquisition dates are included in the consolidated financial statements of the Company. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles, and liabilities assumed based on their fair market values. The excess of the total purchase prices over the fair values of the net assets acquired represented goodwill. In connection with the acquisitions, assets were acquired and liabilities were assumed as follows:

                                            Year ended December 31,
                                       -----------------------------------
                                           1996         1995        1994
                                           ----         ----        ----
                                                   (In thousands)
Purchase prices:
  Net cash paid                        $  111,380    $  2,425    $  61,357
  Subsidiary preferred stock issued                                  3,000
  Notes and amounts payable to seller         173          91        4,495
  Cash acquired in acquisitions            14,937                      142
                                       ----------    --------    ---------

Total purchase prices                     126,490       2,516       68,994

Fair values of net assets acquired:
  Fair values of assets acquired           63,598       2,317       53,590
  Liabilities assumed                     (14,076)                 (10,924)
                                       ----------    --------    ---------
Total net assets acquired                  49,522       2,317       42,666
                                       ----------    --------    ---------
Goodwill                               $   76,968    $    199    $  26,328
                                       ----------    --------    ---------
                                       ----------    --------    ---------

The following table presents unaudited pro forma results of operations of the Company for the years ended December 31, 1995 and 1996, as if the above 1996 acquisitions had occurred at the beginning of 1995.

Year ended December 31,                      1996           1995
-------------------------------------------------------------------------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales                                  $662,174       $634,186

Income before extraordinary loss             30,634          2,008

Net income (loss)                            28,419         (6,454)

Earnings (loss) per share                      2.86          (1.06)

The unaudited pro forma results of operations are not necessarily indicative of what the actual results of operations of the Company would have been had the acquisitions occurred at the beginning of 1995, nor do they purport to be indicative of the future results of operations of the Company.

3.  ACCOUNTS RECEIVABLE

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Trade customers, including
     route receivables                     $ 47,785       $ 28,435
Milk industry and milk
     price stabilization fund                   168          1,839
Suppliers                                       715            604
Officers and employees                          554            425
Other                                         2,594          1,090
                                           -----------------------
                                             51,816         32,393
Less allowance for
     doubtful accounts                       (1,208)        (1,348)
                                           -----------------------

                                           $ 50,608       $ 31,045
                                           -----------------------
                                           -----------------------

4. INVENTORIES

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Pasteurized and raw milk
     and raw materials                     $  7,693       $  4,278
Parts and supplies                            5,584          3,105
Finished goods                                5,951          3,963
                                           -----------------------

                                           $ 19,228       $ 11,346
                                           -----------------------
                                           -----------------------


5. PROPERTY, PLANT AND EQUIPMENT

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Land                                       $ 20,104       $ 15,582
Buildings and improvements                   45,016         33,264
Machinery and equipment                      63,614         47,119
Motor vehicles                               13,173          9,994
Furniture and fixtures                       22,360         18,219
                                           -----------------------

                                            164,267        124,178
Less accumulated depreciation               (41,007)       (31,463)
                                           -----------------------

                                           $123,260       $ 92,715
                                           -----------------------
                                           -----------------------

6. INTANGIBLE AND OTHER ASSETS

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Goodwill                                   $155,242       $ 78,503
Identifiable intangibles                     14,652         13,374
Deferred financing costs                      5,248          6,018
Deposits and other                              724            994
                                           -----------------------

                                            175,866         98,889
Less accumulated
     amortization                           (11,027)        (7,478)
                                           -----------------------

                                           $164,839       $ 91,411
                                           -----------------------
                                           -----------------------

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Accounts payable                           $ 31,005       $ 21,689
Accrued payroll and benefits                  7,294          5,033
Accrued interest                              1,413          1,845
Accrued insurance                             3,437          2,436
Other                                         3,515            954
                                           -----------------------

                                           $ 46,664       $ 31,957
                                           -----------------------
                                           -----------------------

8. LONG-TERM DEBT

December 31,                                  1996           1995
-------------------------------------------------------------------------------
                                                (IN THOUSANDS)
Senior Credit Facility:
     Revolving loan facility               $  8,600        $ 10,900
     Acquisition facility                    69,100
     Term loans                             125,000         123,750
Subordinated notes                           36,000          51,101
Capital lease obligations
     and other                                  869           1,572
                                           ------------------------

                                            239,569         187,323

Less current portion                        (12,876)        (15,578)
                                           ------------------------

                                           $226,693        $171,745
                                           ------------------------
                                           ------------------------

SENIOR CREDIT FACILITY. In September 1996, the Company amended its existing credit facility and entered into a supplemental credit facility with a group of lenders, including First Union National Bank of North Carolina, as agent, and The First National Bank of Chicago, as syndication agent, which provide for an aggregate senior credit facility (the "Senior Credit Facility") of $250.0 million comprised of (i) a $130.0 million term loan facility; (ii) a $30.0 million revolving credit facility and (iii) a $90.0 million acquisition facility. Under the terms of the Senior Credit Facility, the term loan is amortized over five and one-half years, and the revolving credit facility expires on March 31, 2000. Any amounts drawn under the acquisition facility that are outstanding on September 30, 1998, will be amortized in fifteen quarterly installments. Amounts outstanding under the Senior Credit Facility bear interest at a rate per annum equal to one of the following rates, at the Company's option: (i) the sum of a base rate equal to the higher of the Federal Funds rate plus 50 basis points or First Union National Bank of North Carolina's prime commercial lending rate, plus a margin that varies from 0 to 75 basis points depending on the Company's ratio of defined indebtedness to EBITDA (as defined in the Senior Credit Facility); or (ii) The London Interbank Offering Rate ("LIBOR") plus a margin that varies from 75 to 200 basis points depending on the Company's ratio of defined indebtedness to EBITDA. The Company pays a commitment fee on unused amounts of the revolving facility and the acquisition facility that ranges from 20 basis points to 37.5 basis points, based on the Company's ratio of defined indebtedness to EBITDA. The blended interest rate in effect at December 31, 1996, on the Senior Credit Facility was 7.2%.

     Interest is payable quarterly, and scheduled principal installments on the term loan facilities are due in quarterly installments of approximately $2.5 million through June 1997, increasing to $3.75 million on September 30, 1997, $5.0 million on September 30, 1998, $5.375 million on September 30, 1999, and $6.0 million on September 30, 2000, with the remaining unpaid balance due on March 31, 2002. Loans under the Senior Credit Facility are collateralized by substantially all assets.

     SUBORDINATED NOTES. On March 31, 1995, the Company issued subordinated notes, which carried interest rates ranging from 12% to 15%, to replace certain of the existing subordinated notes of the Combined Entities. On April 22, 1996, the Company used $15.7 million of the net proceeds from its initial public offering to repay all the outstanding principal balances of the 15% subordinated notes. The remaining subordinated notes bear interest at rates ranging from 12% to 13.5% (12.5% on a weighted average basis), payable on a semiannual basis in March and September of each year, with semiannual principal installments due in varying amounts commencing in 2001, with the remaining unpaid principal balances due at maturity on March 31, 2004. The notes are subordinated to the loans under the Senior Credit Facility. As is discussed in Note 19, in January 1997, the Company repaid all of the outstanding principal balances of these remaining subordinated notes with a portion of the proceeds from the sale of common stock.

     OTHER DEBT. Other debt includes various promissory notes for the purchase of property, plant and equipment and capital lease obligations. The various promissory notes payable provided for interest at rates ranging from 10% to prime plus 1% and were payable in monthly installments of principal and interest until maturity, when the remaining principal balance was due. Capital lease obligations represent machinery and equipment financing obligations which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

     INTEREST RATE AGREEMENTS. The Company has five interest rate derivative agreements in place, which have been designated as hedges against the Company's variable interest rate exposure on its loans under the Senior Credit Facility. The first agreement, which has a notional amount of $14.0 million, matures in May 1997 and caps interest on LIBOR loans at 7.5%, plus the applicable LIBOR margin. The second and third agreements, each of which has a notional amount of $27.5 million and mature in June 1998, fix the interest rates on LIBOR loans at 6.0%, plus the applicable LIBOR margin. The fourth and fifth agreements, which each have a notional amount of $25.0 million and mature in December 1997, fix the interest rates on LIBOR loans at 6.01%, plus the applicable LIBOR margin. These derivative agreements provide hedges for the Senior Credit Facility loans by limiting or fixing the LIBOR interest rates specified in the Senior Credit Facility (5.6% at December 31, 1996) at the above rates until the indicated expiration dates of these interest-rate-derivative agreements. The original costs and premiums of these derivative agreements are being amortized on a straight-line basis as a component of interest expense. The Company has designated these interest rate agreements as hedges against its interest rate exposure on its variable rate loans under the Senior Credit Facility.

     The Company is exposed to market risk under these arrangements due to the possibility of exchanging a lower interest rate for a higher interest rate. The counterparties are major financial institutions, and the risk of incurring losses related to credit risk is considered by the Company to be remote.

     DEBT COVENANTS. The Company's Senior Credit Facility contains various financial and other restrictive covenants and requirements that the Company maintain certain financial ratios, including leverage (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to EBITDA, as defined), fixed charges (computed as the ratio of EBITDA to defined fixed charges), interest coverage (computed as the ratio of EBITDA to defined interest expense) and minimum net worth. The Senior Credit Facility also contains limitations on capital expenditures, investments, the payment of dividends and the incurrence of additional indebtedness and requires certain mandatory prepayments from the proceeds of certain dispositions of property.

     SCHEDULED MATURITIES. The scheduled maturities of long-term debt, which include capitalized lease obligations, at December 31, 1996, were as follows (in thousands):

          1996               $ 12,876
          1997                 19,544
          1998                 24,348
          1999                 34,826
          2000                 29,206
          Thereafter          118,769
                             --------
                             $239,569
                             --------
                             --------

9. LEASES

     The Company leases certain property, plant and equipment used in its operations under both capital and operating lease agreements. Such leases, which are primarily for machinery and equipment and vehicles, have lease terms ranging from two to nine years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals, based on miles driven or units produced. Rent expense, including additional rent, was $8.0 million, $6.3 million and $4.5 million for the years ended December 31, 1996, 1995 and 1994, respectively.

     The composition of capital leases which are reflected as property, plant and equipment in the balance sheets is as follows:

December 31,                       1996      1995
--------------------------------------------------
                                   (In thousands)
Machinery and equipment           $ 812     $1,370
Less accumulated amortization      (366)      (415)
                                  ----------------
                                  $ 446     $  955
                                  ----------------
                                  ----------------

     Future minimum payments at December 31, 1996, under noncancelable capital and operating leases with terms in excess of one year are summarized below (in thousands):

                                                  Capital        Operating
                                                  Leases          Leases
--------------------------------------------------------------------------
1997                                               $185          $ 4,539
1998                                                152            4,006
1999                                                112            3,188
2000                                                               2,692
2001                                                               2,216
Thereafter                                                         2,770
                                                   ---------------------
Total minimum lease payments                        449          $19,411
                                                                 -------
                                                                 -------
Less amount representing imputed interest           (27)
                                                   ----
Present value of capitalized lease obligations     $422
                                                   ----
                                                   ----

10. INCOME TAXES

     The provisions for income taxes (benefit), excluding the current tax benefits of $0.9 million and $0.7 million applicable to the extraordinary losses during 1996 and 1995, respectively, are as follows:

Year ended December 31,       1996      1995      1994
--------------------------------------------------------
                                     (In thousands)
Current taxes payable:
     Federal                 $ 1,925     $2,763     $491
     State                       134        101       20
Deferred income taxes         (8,895)      (414)     333
                             ---------------------------
                             $(6,836)    $2,450     $844
                             ---------------------------
                             ---------------------------

     The following is a reconciliation of income taxes expense (benefit) reported in the statements of operations:

Year ended December 31,                       1996       1995       1994
--------------------------------------------------------------------------
                                                     (IN THOUSANDS)
Tax expense at statutory rates               $ 7,383    $   306    $ 1,959
Tax benefit from tax-exempt earnings          (2,711)    (1,532)    (2,745)
Tax expense from losses not subject to
  taxes at the corporate level                            1,612
Puerto Rico tax credits                      (11,750)
Net operating loss carryforwards                            188      1,344
Nondeductible expenses                                    1,841        202
Other                                            242         35         84
                                            --------    -------     ------
                                            $ (6,836)   $ 2,450     $  844
                                            --------    -------     ------
                                            --------    -------     ------

     The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

December 31,                                             1996       1995
--------------------------------------------------------------------------
                                                          (IN THOUSANDS)
Deferred income tax assets:
     Asset valuation reserves                           $   244    $   326
     Nondeductible accruals                               1,785      1,122
     Puerto Rico tax credits                             10,076
     Net operating loss carryforwards                        91      1,989
     Valuation allowance                                            (1,989)
                                                        -------    -------
                                                         12,196      1,448

Deferred income tax liabilities:
     Depreciation                                        (1,174)       312
     Amortization of intangibles                         (2,177)    (1,185)
     Foreign distributions and other                         73       (494)
                                                        -------    -------
                                                         (3,278)    (1,367)
                                                        -------    -------
     Net deferred income tax asset                      $ 8,918    $    81
                                                        -------    -------
                                                        -------    -------


     These net deferred income tax assets are classified in the consolidated balance sheet as follows:

December 31,                                             1996       1995
--------------------------------------------------------------------------
                                                          (IN THOUSANDS)
Current assets                                          $ 3,672    $ 1,448
Noncurrent assets                                         8,524
Noncurrent liabilities                                   (3,278)    (1,367)
                                                        -------    -------
                                                        $ 8,918    $    81
                                                        -------    -------
                                                        -------    -------

     The Company had established a valuation allowance for deferred tax assets related to net operating loss carryforwards of the Company's Suiza Dairy subsidiary in Puerto Rico, which under Puerto Rico law were only available for utilization against future taxable income of this subsidiary. Because of the continuing operating losses of this subsidiary, the Company was unable to determine that it is more likely than not that the net deferred tax assets of this subsidiary would be realized. During 1996, the deferred tax asset related to these net operating loss carryforwards and the related valuation allowance was substantially eliminated as a result of the reduction in tax rates in Puerto Rico from the Puerto Rico Agricultural Tax Incentives Act of 1995.

     In December 1995, the Commonwealth of Puerto Rico adopted the Puerto Rico Agricultural Tax Incentives Act of 1995, which reduced the effective income tax rate for qualified agricultural business from 39% to 3.9% and provided for a 50% tax credit for certain "eligible investments" in qualified agricultural businesses in Puerto Rico. During 1996, the Company made investments in its Puerto Rico dairy, fruit, plastics and Garrido operations, all of which were certified as qualified agricultural businesses in Puerto Rico during 1996.

     In connection with these investments, the Company believes that it has met the eligible investment criteria of this act related to its investment in its Puerto Rico dairy subsidiary. Accordingly, in 1996, the Company recognized $15.75 million in tax credits related to this qualifying investment. Of this amount, the Company (i) sold $4.0 million of tax credits to third parties, resulting in a cash gain of $3.4 million (net of a discount and related expenses), which is recorded in other income, and (ii) recognized a deferred tax asset for the remainder of the tax credit in the amount of $11.75 million, resulting in a corresponding credit to tax expense. These tax credits can be used by the Company to eliminate both Puerto Rico income taxes and the 10% Puerto Rico withholding tax on distributions from the Company's Puerto Rico operations.

     The Company is currently investigating whether its $43.0 million investment in its fruit and plastics operations will qualify for tax credits based on recent rulings by Puerto Rico tax authorities and has requested a formal ruling on the allowability of such tax credits from the Treasury Department in Puerto Rico. If a favorable ruling on the availability of these additional tax credits is obtained, the Company will recognize substantial additional tax benefits in the form of either a deferred tax asset or proceeds from the sale of such credits.

11. STOCKHOLDERS' EQUITY

     CAPITAL SHARES. Authorized capital shares of the Company include 1,000,000 shares of preferred stock with a par value of $.01 per share and 20,000,000 shares of common stock with a par value of $.01 per share. There have been no shares of preferred stock issued by the Company. The rights and preferences of preferred stock are established by the Company's Board of Directors upon issuance. On March 31, 1995, the Company issued 6,313,479 shares of common stock in exchange for all of the outstanding equity interests of the Combined Entities, including profits interests that were granted to certain individuals as compensation for services in identifying, structuring and negotiating certain acquisitions. Immediately prior to the combination date, the existing investors fixed this profits interest by mutual agreement and exchanged equity interests among investors and these individuals. In connection with this exchange, the Company recorded a compensation expense charge to merger expense of $5.1 million, which approximated the fair value of these interests, and resulted in a capital contribution in the same amount.

     COMMON STOCK SPLIT. On February 28, 1996, the Company's Board of Directors authorized a 69 for 1 stock split in the form of a common stock dividend payable to stockholders of record on February 29, 1996. All references in the consolidated financial statements to number of common shares outstanding and per share amounts, and all references to common stock issued, stock options and related prices in the notes to the consolidated financial statements have been restated to reflect the split.

     STOCK OFFERINGS. On April 22, 1996, the Company sold 3,795,000 shares of common stock, $.01 par value per share, in an initial public offering at a price to the public of $14.00 per share. Following this offering, the Company had 10,108,479 shares of common stock issued and outstanding. The public offering provided net cash proceeds to the Company of approximately $48.6 million. Of this amount, $31.1 million was used to repay senior debt, $15.7 million was used to repay the Company's 15% subordinated notes, and $1.8 million was used to pay prepayment penalties related to the early extinguishment of the 15% subordinated notes. As a result of these transactions, the Company recorded a $2.2 million extraordinary loss from extinguishment of debt which included $1.8 million in prepayment penalties and $1.3 million for the write-off of deferred financing costs related to the repaid debt, net of a tax benefit of $0.9 million. In addition, on August 7, 1996, the Company sold 625,000 shares of its common stock at a price of $16.00 per share in a private placement to a single investor. Following the private sale, the Company had 10,739,729 shares of common stock issued and outstanding. As is discussed in more detail in Note 19, in January 1997, the Company completed the sale of additional shares of its common stock.

     STOCK OPTION AND RESTRICTED STOCK PLANS. In connection with the combination, the Company adopted an exchange option and restricted stock plan, whereby the outstanding stock options granted by the Combined Entities were converted into options to acquire 586,523 shares of common stock on substantially the same terms as the prior options. These options are exercisable at prices ranging from $.03 to $6.79 per share, which approximated the fair market value of such shares at the date of original grant. At December 31, 1996, 577,760 of such options were outstanding, of which 480,450 were exercisable at prices ranging from $.03 to $6.79 per share. The options vest ratably in five annual increments and may be exercised, to the extent vested, over the ten-year period following the award date.

     Effective March 31, 1995, the Company also adopted the Option and Restricted Stock Plan (the "Plan"), which provides for grants of incentive and nonqualified stock options and awards of restricted stock to directors and key employees of the Company or its subsidiaries of up to 1,069,500 shares, provided that no more than 379,500 shares may be awarded as restricted stock. Under the terms of the Plan, the options vest ratably over a three-year period, except for options granted to outside directors, which vest immediately. The Plan also provides that the exercise price of stock options will not be less than the fair market value on the date of grant, and in the case of an incentive stock option granted to an employee owning more than 10% of the common stock of the Company on the date of grant, not less than 110% of the fair market value. On March 31, 1995, the Company's Board of Directors granted 474,375 options pursuant to the Plan at an exercise price per share of $10.51. In addition, during the remainder of 1995, the Company granted options for an additional 3,450 shares at the same exercise price per share. At December 31, 1995, 477,825 options were outstanding at an exercise price of $10.51 per share, of which 3,450 shares were exercisable.

     In 1996, the Company granted options to purchase 398,153 shares at exercise prices ranging from $12.32 to $17.50 per share. At December 31, 1996, 873,978 options were outstanding at exercise prices ranging from $10.51 to $17.50 per share, of which 739,035 shares were exercisable.

     Effective January 1, 1997, the Board of Directors authorized the grant of options for 141,500 shares at an exercise price of $20.25 per share.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans, and accordingly, no compensation has been recognized since stock options granted under these plans were at exercise prices which approximated market value at the grant date. Had compensation expense been determined for current period stock option grants using fair value methods provided for in SFAS 123, the Company's pro forma net income (loss) and net earnings (loss) per common share would have been the amounts indicated below:

Year ended December 31,                        1996           1995
--------------------------------------------------------------------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)

Compensation cost                            $  1,697       $    765
Net income (loss):
     As reported                             $ 25,714       $(10,038)
     Pro forma                                 24,611        (10,543)
Net earnings (loss) per share:
     As reported                             $   2.59       $  (1.64)
     Pro forma                                   2.48          (1.73)
Stock option share data:
     Stock options granted during period      398,153        477,825
     Weighted average exercise price         $  14.87       $  10.51
     Average option compensation value (a)       8.86           6.41

(a) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 30% to 35%; expected dividend yield of 0%; expected option term of ten years and risk-free rate of return as of the date of grant which ranged from 5.64% to 7.15% based on the yield of ten-year U.S. treasury securities.

     WARRANTS. Prior to March 31, 1995, each of the Combined Entities had entered into various warrant agreements with their subordinated and junior subordinated noteholders which granted such holders the right to purchase equity interests in each of the companies. These warrants were exercisable, in whole or in part, at various dates through December 31, 2005. Immediately prior to the combination, all warrant holders exercised their warrants to acquire equity interests in the Combined Entities in consideration for aggregate proceeds of $4.1 million and received shares of the Company's common stock in the combination.

12. PENSION AND PROFIT SHARING PLANS

     The Company's subsidiaries each sponsor an employees savings and profit sharing plan. Non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in the plans. The employees participating in the plans can generally make contributions to the plans of between 6% and 8% of their annual compensation, and each of the subsidiaries can elect to match such contributions. During each of the years ended December 31, 1996, 1995 and 1994, the Company expensed contributions to the plans of approximately $0.8 million.

     Certain of the Company's recently acquired subsidiaries participate in various multiemployer union pension plans, which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other plans. The pension expense for these plans approximated $0.2 million during 1996. The Company could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because withdrawal from these plans is not probable or reasonably possible.

13. MERGER AND OTHER COSTS

     MERGER AND OTHER COSTS. During 1995 and 1994, the Company incurred merger and other costs of $10.2 million and $1.7 million, respectively, which consisted of the costs associated with the negotiation of the merger and preparation of related merger documents and agreements, financial consulting costs and other costs related to the combination of $8.8 million and $1.4 million in 1995 and 1994, respectively; and other non-operating costs of $1.4 million and $0.3 million, respectively. During 1995, these other merger costs included a one-time $0.5 million payment to cancel an existing management consulting agreement; a one-time tax cost of $1.5 million to convert the Company's Puerto Rico operating subsidiaries to United States corporations; the write-off of $0.4 million in unamortized organization costs; and $5.1 million to recognize compensation expense related to the issuance of common stock in exchange for a negotiated profits interest (Note 12), which resulted in a capital contribution in the same amount. Other non-operating costs included $0.3 million of bank fees in 1994 related to the funding of bridge loans to repay certain indebtedness, and during 1995, $0.7 million of costs associated with several uncompleted acquisitions and $0.7 million of costs associated with an uncompleted debt offering.

     During 1996, the Company expensed non-operating costs of $0.6 million in connection with fees and expenses paid to amend its Senior Credit Facility.

     EXTRAORDINARY LOSS. During 1996, 1995 and 1994, as a result of the repayment of the outstanding indebtedness, the Company expensed approximately $2.2 million (net of income tax benefit of $0.9 million), $8.5 million (net of income tax benefit of $0.7 million) and $0.2 million, respectively, of debt issuance, legal and other costs associated with extinguishment of prior credit facilities. These amounts have been classified as an extraordinary loss in accordance with the provisions of Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses From the Extinguishment of Debt."

14. SUPPLEMENTAL CASH FLOW INFORMATION

Year Ended December 31,                         1996       1995      1994
--------------------------------------------------------------------------
                                                      (IN THOUSANDS)

Cash paid for interest                         $16,932   $ 17,226   $16,929
Cash paid for taxes                              4,662      1,432       362

Noncash transactions:
  Issuance of subsidiary preferred
   stock in connection with acquisitions                              3,000
  Issuance of subordinated notes and
   amounts payable to the seller in
   connection with acquisitions                    173         91     4,495
  Dividends payable or paid in additional
   preferred stock on subsidiary stock                                  197
  Distribution of investment and related
   debt in a bread bag manufacturer to
   shareholders of Reddy Ice                                1,534
  Acquisition of minority interest common
   stock and exercise of warrants                             993
  Compensation expense recorded as a
   capital contribution                                     5,111
  Subordinated notes issued in lieu
   of interest                                     236        671       430


15. COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are parties, in the ordinary course of business, to certain claims and litigation. In management's opinion, the settlement of such matters is not expected to have a material impact on the consolidated financial statements.

     In addition, the Company is a party to employment agreements with certain officers which provided for minimum compensation levels and incentive bonuses along with provisions for termination of benefits in certain circumstances. The Company also entered into a consulting and noncompetition arrangement with a former officer providing for monthly payments of $12,500 for services to be rendered in the future, which expires in March 1998.

16. RELATED PARTY TRANSACTIONS

     Prior to March 31, 1995, the Company had consulting agreements with certain stockholders and affiliates requiring the payment of monthly consulting fees, plus expenses, in consideration for financial advisory and oversight services provided to it by such stockholders. These consulting agreements, which were cancelable only at the option of such stockholders over their term, were canceled in the combination. During the years ended December 31, 1995 and 1994, the Company expensed $0.2 million and $0.9 million, respectively, plus expenses under the provisions of these agreements, which are included in general and administrative expenses. In addition, the Company paid an affiliate of one of its stockholders investment banking fees of $1.1 million, along with related expenses, during the year ended December 31, 1994, for acquisition and financing services, which were included as part of the costs and expenses of the acquisition.

17.  BUSINESS AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

Information about the Company's operations in the Dairy and Ice businesses and in different geographic areas for the three years ended December 31, 1996, is as follows:

Year Ended December 31,                     1996        1995        1994
-------------------------------------------------------------------------------
                                                   (IN THOUSANDS)
Net sales to unaffiliated customers:
     Dairy:
          United States                   $252,826    $175,553     $102,073
          Puerto Rico                      215,306     204,406      191,334
                                          ---------------------------------

                                           468,132     379,959      293,407

     Ice -- United States                   52,784      50,507       47,701
                                          ---------------------------------

     Total                                $520,916    $430,466     $341,108
                                          ---------------------------------
                                          ---------------------------------

Operating income:
     Dairy:
          United States                   $ 11,339    $  9,125     $  4,848
          Puerto Rico                       16,430      14,160       12,274
                                          ---------------------------------

                                            27,769      23,285       17,122

     Ice -- United States                   11,022      10,116        8,638
     Corporate                              (3,669)     (2,837)
                                          ---------------------------------

     Total                                $ 35,122    $ 30,564     $ 25,760
                                          ---------------------------------
                                          ---------------------------------

Identifiable assets (at end of period):
     Dairy:
          United States                   $167,179    $ 68,852     $ 68,781
          Puerto Rico                      152,198     119,977      125,207
                                          ---------------------------------

                                           319,377     188,829      193,988

     Ice -- United States                   47,096      40,519       44,964
     Corporate                              17,675       3,174
                                          ---------------------------------

     Total                                $384,148    $232,522     $238,952
                                          ---------------------------------
                                          ---------------------------------

Capital expenditures:
     Dairy                                $ 10,229    $  6,676     $  3,364
     Ice                                     3,715       3,573        1,420
     Corporate                                  78         143
                                          ---------------------------------

     Total                                $ 14,022    $ 10,392     $  4,784
                                          ---------------------------------
                                          ---------------------------------

Depreciation expense:
     Dairy                                $  6,786    $  5,995     $  4,943
     Ice                                     3,115       3,263        3,301
     Corporate                                  29
                                          ---------------------------------

     Total                                $  9,930    $  9,258     $  8,244
                                          ---------------------------------
                                          ---------------------------------

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company is required to disclose an estimate of the fair value of the Company's financial instruments as of December 31, 1996 and 1995. Differences between the historical presentation and estimated fair values can occur for many reasons, including taxes, commissions, prepayment penalties, make-whole provisions and other restrictions as well as the inherent limitations in any estimation technique.

     Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on the Company's revolving credit and term loan facilities and certain other debt are variable, their fair values approximate their carrying values.

     Certain of the Company's long-term debt bears fixed interest rates and is privately placed with unique terms and no active market. The fair value of such long-term debt was determined by discounting future cash flows at current market yields. In addition, the Company has entered into various interest rate agreements to reduce the Company's sensitivity to changes in interest rates on its variable rate debt. The fair values of these instruments were determined based on current values for similar instruments with similar terms. The following is a summary of the asset (liability) values for both the carrying values and fair values of such instruments:

December 31,                          1996                       1995
--------------------------------------------------------------------------------
                           Historical                  Historical
                            Carrying       Fair         Carrying      Fair
                             Amount        Value         Amount       Value
                           ---------------------------------------------------
                                           (IN THOUSANDS)
Fixed rate debt            $(36,696)     $(34,036)     $(52,472)     $(53,621)

Interest rate agreements                     (143)                     (1,220)

19. SUBSEQUENT EVENTS

     On January 28, 1997, the Company sold 4,270,000 shares of common stock, $.01 par value per share, in a public offering at a price to the public of $22.00 per share. Following this offering, the Company had 15,011,729 shares of common stock issued and outstanding. The public offering provided net cash proceeds to the Company of approximately $89.0 million. Of this amount, $36 million was used to repay subordinated notes and $4.3 million was used to pay prepayment penalties related to the early extinguishment of the subordinated notes, which, along with the remaining balance of unamortized deferred loan costs, will be reported as an extraordinary loss from the early extinguishment of debt in 1997. The remainder of the net proceeds were used to repay a portion of the outstanding balance of the acquisition facility of the Company's Senior Credit Facility.

     As discussed in Note 11, on April 22, 1996, and August 7, 1996, the Company sold 3,795,000 shares and 625,000 shares, respectively, of its common stock, which provided net cash proceeds to the Company of approximately $58.4 million, which was used to repay existing debt. In addition, as discussed above, on January 28, 1997, the Company sold an additional 4,270,000 shares of its common stock, which provided net cash proceeds to the Company of approximately $89.0 million, which was used to repay debt. Had these sales of common stock occurred on January 1, 1996, the supplemental pro forma net earnings per share before extraordinary losses from the early extinguishment of debt for the year ended December 31, 1996, would have decreased by $.47 to $2.34.

20.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (dollars in thousands, except per share data):

                                                                   Quarter
                                         ---------------------------------------------------------
1996                                       First      Second       Third       Fourth    Full Year
                                         ---------   ---------   ---------   ---------   ---------
Net sales                                $ 109,035   $ 116,272   $ 139,304   $ 156,305   $ 520,916
Gross profit                                26,420      32,970      38,090      34,888     132,368
Income before extraordinary loss               383       4,553      18,937       4,056      27,929
Net income                                     383       2,338      18,937       4,056      25,714
Earnings per common share:
  Income before extraordinary loss            0.06        0.46        1.68        0.35        2.81
  Net income                                  0.06        0.24        1.68        0.35        2.59


1995                                       First      Second       Third       Fourth    Full Year
                                         ---------   ---------   ---------   ---------   ---------
Net sales                                $ 104,876   $ 110,029   $ 110,549   $ 105,012   $ 430,466
Gross profit                                26,207      31,046      33,439      27,141     117,833
Income (loss) before extraordinary loss     (9,889)      2,332       4,711       1,270      (1,576)
Net income (loss)                          (18,351)      2,332       4,711       1,270     (10,038)
Earnings per common share:
  Income (loss) before extraordinary loss    (1.80)       0.37        0.75        0.20       (0.26)
  Net income (loss)                          (3.34)       0.37        0.75        0.20       (1.64)


     Earnings per common share calculations for each of the quarters were based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per common share amount.

     The results for the first quarter of 1995 included $8.8 million of merger costs related to the combination along with $8.5 million of extraordinary losses from the early extinguishment of debt repaid at the combination date.

     The results for the second quarter of 1996 include $2.2 million of extraordinary losses from the early extinguishment of debt repaid with the proceeds of the Company's initial public offering.

     The results for the third quarter of 1996 include a gain on the sale of Puerto Rico tax credits of $3.4 million and a tax benefit related to the recognition of the remaining amount of such credits of $11.8 million, partially offset by $0.6 million in financing costs related to the amendment of the Company's Senior Credit Facility.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Suiza Foods Corporation
Dallas, Texas

     We have audited the accompanying consolidated balance sheets of Suiza Foods Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended
December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Suiza Foods Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Deloitte & Touche LLP
Dallas, Texas

February 18, 1997